VC MEDIA PARTNERS ENGAGEMENT LETTER

SPRiZZi Bev-Co, Inc.

1/29/2018

Dear Michael Breault

This engagement letter confirms the understanding and agreement (the "Agreement") between VC Media Partners ("VCMP", Company) and **SPRiZZi Bev-Co, Inc.** ("CLIENT", Client) regarding the retention of VCMP as of 1/29/2018 as its marketing advisor for the purposes set forth herein.
Under this Agreement VCMP will provide various marketing advisory services to CLIENT. Such services will include, but not be limited to, services in connection with CLIENT offering ("Offering") to raise up to $50 million via Regulation A+.

The marketing advisory services to be rendered by VCMP include, at CLIENT's request, the following:

SERVICES INCLUDED: PHASE 1 & PHASE 2

Phase 1 (Production & Market Test):

a) ***In conjunction with outside Counsel*** Completion of CLIENT filing(s) to SEC for approval(s) including those offering documents necessary for a qualified Regulation A+ Tier 2 filing with the SEC.
b) ***In conjunction with outside Auditor*** Audit overview and compliance (CLIENT to Pay CPA firm Directly)
c) Roadshow Deck Creation / Print
d) Attempting to secure retail and/or institutional brokerage firm(s) to underwrite offering inclusive of leading "Road Show" and negotiation of brokerage agreement(s).
e) Produce Marketing materials; TV commercial, Infomercial, Digital Ads, PR and Email campaign ads
f) Create Intake Script & Intake Call Center Development and Management
g) Train the Call Center / Broker House / Retail Broker-Dealer regarding intake
h) Pre and Post-Production and Dub houses to ship creatives to TV stations & outlets
i) Web intake portal and Graphic Development for investment procurements
j) Develop QC Department / Call Quality Control Management
k) Develop Logistics, Inventory, Fulfillment, CRM, Database Management, Call Tracking, and Push Real-time Reporting
l) Begin Testing the Waters: Launch Media Blitz to determine CPA and expected Campaign Raise Goal ETA
    I. Media Blitz: 2 to 4 Week National TV & if needed; Radio, PR Digital

Phase 2 (Full Rollout):

a) Outside Broker-Dealer Push to Market
b) Track & Adjust and pace campaign to hit Campaign Raise Goal
c) Continue Media Blitz based off proven CPA/CPC metrics to reach Campaign Raise Goal
    I. Ongoing Peak National TV / Radio / PR / Digital Campaign Media Push
    II. Broker / Dealer Continued Push to Market
d) Monitor Daily Sales with Tracking, Reporting and QC feedback

e) Realign Media Strategy with the CPA metrics
    I. Ongoing Peak National TV / Radio / PR / Digital Campaign Push
f) Outside Broker-Dealer Continue Push to Market

FEES:

The Fee for this agreement is **$250,000**

- **Phase One fees:** $150,000 (Development and Media Test.
- **Phase Two fees:** The $100,000 (Media Rollout).
    - Before the launch of Phase 2 an addendum to this agreement will be drafted to clearly outline warrants, outside broker dealer(s) fees, cost per call and any other items not clearly identified herein.

FINAL MARKETING ADVISORY FEE:

VCMP will receive 10% of the allotted shares for the raise at the conclusion of VCMP's Marketing advisory services. VCMP will be allowed to sell the shares concurrently with the client. Ex., for every 10 shares sold by Client, VCMP will receive 1 for their Marketing Services.

Company estimates, and Client acknowledges that the Fee is reasonable for the matter covered by this Agreement and agrees that no accounting as to the Fee is required of Company. Fee is not contingent on Client's success in raising funds and is due regardless of whether or not Client raises any money. Client acknowledges VCMP is not a Broker-Dealer or attorney and Final Fees are for Marketing Advisory services only.

FEE PAYMENT SCHEDULE:

The Fees to be paid in advance and may be wired or direct deposited by Client into Company account in full or in accordance with the schedule below:

FEE PAYMENT SCHEDULE:	Payment	DUE Date
Develop Media Package: 60sec TV commercial, 30 min infomercial, PR development, Digital development. **Set-up / Train Intake Call Flow:** Train Call Center, QC set up, Train Broker Dealers or sales reps **Company Promotional:** Roadshow Deck development, Online Investment Portal, payment gate way page set up	$50,000	Due upon signing this agreement
SEC Audit (Outside Audit Firm – Paid directly by CLIENT) **SEC Reg A Tier 2** Offer Circular development (Outside council)	$50,000	Due upon task request
Media Blitz: 4-week National TV media Blitz to determine Cost Per Call & Average Investment amount	$50,000	Due upon task request
Full Media Rollout: Media roll out across over 1000 TV outlets on Cost Per Call TBD after 4-week Media Blitz	$100,000	Due upon task request

Cost Per Call: Weekly additional payment will be made after the cost-per-call is measured and the Testing the Waters phase is complete per the investor traffic delivered. **NOTE:** CLIENT must maintain TV media going forward on a Cost Per Call to hit raise goal. Upon SEC approved CLIENT can use incoming investments to cover media cost. **Addendum:** Reflecting addendum will be sent for approval before launch	Cost Per Call	Weekly Billable for investor calls received the previous week.

VENUE AND CHOICE OF LAW

Any dispute related to this Agreement shall be subject to alternative dispute resolution and/or litigation in the State of California, LA County. The laws of the State of California shall be applied to all disputes related to this Agreement.

EFFECTIVE DATE

This Agreement will take effect on Companies receipt of a copy executed by Client as described above.

Client acknowledges that client has read, and understands this entire Agreement. Client further acknowledges that this document contains the entire agreement between the parties and it shall supersede any representations or promises not set forth herein. **This Agreement may not be modified except in a writing executed by Company and Client.**

Force Majeure; Substantial Damage In the event that either party to this Agreement is unable to perform its obligations hereunder or to enjoy any of its benefits because of substantial damage or destruction to the venue or organization due to any cause, a natural disaster, or action or decree of governmental body with appropriate jurisdiction (hereinafter referred to as a "Force Majeure Event"), the party that has been so affected shall immediately give notice to the other party of such fact and shall do everything possible to resume its performance. If the party is unable to perform, the party that received such notice may terminate this Agreement by giving notice thereof to the party unable to perform because of such Force Majeure Event.

Indemnification. Each party hereto shall indemnify and hold the others (hereinafter the "indemnified parties") harmless from any and all losses, claims, actions, damages, and expenses arising out of or resulting from every act or omission of the indemnifying party or any of its officers or employees under this Agreement. In the event that any suit based upon any such loss, claim, action, damage, or expense is brought against the indemnified parties, the indemnifying party, upon notice of the commencement thereof, shall defend the same at its sole cost and expense; and if final judgment be adverse to the indemnified parties or the indemnified parties and the indemnifying party, jointly the indemnifying party shall promptly satisfy the same.

Alternative Dispute Resolution. Mindful of the high cost of litigation, not only in dollars, but also in time and energy, the parties intend to and do hereby establish the following out-of-court alternate dispute resolution procedure to be followed in the event any controversy or dispute should arise out of, or relating to this contract or relating to any change orders or other changes or addendums to this contract.

If a dispute develops between the parties to this contract, they will submit to mediation to address any controversy or claim arising out of, or relating to this contract or relating to any change orders or other changes or addendums to this contract. Prior to the beginning of the mediation process, the parties may agree that if there is one or more disputed items that remain unresolved at the end of the mediation, the parties will proceed with binding mediation where the mediator will render a final and binding decision on those unresolved items, or the parties may elect to submit the remaining unresolved items to a med-arb procedure where a new and separate binding arbitration session will be scheduled to settle any unresolved issues remaining after the mediation session has been concluded. The parties must mutually agree to utilize binding mediation or arbitration or the parties will be bound only to participate in the mediation process. The mediation and/or arbitration shall be conducted by and according to the Mediation and/or Arbitration Rules and Procedures of JAMS. Both parties shall share the cost of the dispute resolution process equally up to and including the mediation settlement agreement or arbitration award although personal attorneys and witnesses or specialists are the direct responsibility of each party and their fees and expenses shall be the responsibility of the individual parties. As part of the decision of the mediator in binding mediation or as part of the Arbitration Award, the mediator or arbitrator shall award the prevailing party reasonable attorney's fees and reasonable expenses in any manner in which the mediator or arbitrator feels is fair and equitable to the parties. The Mediation Settlement Agreement and/or Arbitration Award shall be binding on the parties and shall be enforceable in any court of competent jurisdiction.

Assignments. No assignment of the rights associated with the sponsorship herewith and otherwise granted herein shall be effective without the prior written approval of the Company, as appropriate, whose approval shall not be unreasonable withheld; provided, that a party's approval or disapproval of an assignment shall be based solely on the financial and operational capacity of the proposed assignee to performed the obligations it would assume were approval granted for such assignment.

Notices. Any notice or communication to be given by one party to the other under this Agreement must be in writing; and if given by registered or certified mail, such notice or communication shall be deemed to have been given and received when a registered or certified letter containing such notice or communication, properly addressed, with postage prepaid, is deposited in the United States mail, but if given otherwise than by registered or certified mail, it shall be deemed to have been given when received by the party to whom it is addressed. Such notices or communications shall be delivered or sent to the addresses each party specifies in writing upon execution of this Agreement.

NOTICE TO CLIENT

Do not sign and initial this Agreement before you read it. This is a legally binding contract. You are encouraged to seek the advice of independent counsel with regard to the terms and conditions of this Agreement. Your signature below indicates that you have sought such advice or that you are waiving your right to do so.

If required, we can also send a campaign memo to you every week/month/quarter which details campaign progress.

If you agree that the foregoing fairly sets out your understanding of our mutual responsibilities, please sign a copy of this agreement in the space indicated below.

SIGNATURES

By: ______________________ Dated: ______________

(Client)

By: [signature] Dated: Jan 29 2018

VC Media Partners, LLC (Company)

Appendix A:

VCMP is not a Broker-Dealer or attorney.

("CLIENT Inc) agrees to retain own ("Attorney") for the following legal matter:

Offering Documents ("Offering Documents") and legal services necessary for a qualified Regulation A+ Tier 2 filing with the SEC.

SERVICES NOT PROVIDED BY VCMP:

- Formation of a new company (if necessary)
- File necessary documents with the Secretary of State
- Enlisting services of registered agent
- Draft Multi-Member Operating Agreement or Bylaws
- Any other agreement between the Company and its members or shareholders, appropriately addressed in the Operating Agreement or Bylaws
- Drafting of the Form 1-A allowing an offering amount of up to $50,000,000 ("Maximum Offering Amount")
- Consultation with Client about securities rules, regulations, and disclosure obligations
- Subscription Agreement complying with Regulation A and containing necessary representations and warranties
- Customized Risk Factors
- Draft and File Securities Filings with SEC
- Answer of all and any comments from the SEC until qualification is granted.
- Review and filing of all testing the waters advertising and post qualification advertising.
- Introduction to and communication with other required professionals including transfer agent and auditor.
- Litigation services of any kind, whether in court, arbitration, administrative hearings, or government agency hearings.

Exhibit A: Timeline

TIMELINE, EXECUTION AND EVENTS SCHEDULE: (Information below are best estimates only. * No guarantees)

Description	Start Date	End Date	Approximate Duration
Phase 1: First Payment Due	1/30/2018		
1A Reg A development & Filing (Refiling) / SEC Completion & Audit overview	1/31/2018	SEC-dependent	SEC-dependent
Present to Retail Broker – Dealer(s)	2/15/2018	2/25/2018	10 days
Roadshow Deck Development / Print	2/1/2018	2/16/2018	15 days
Present Media Concept & Script for approval	2/5/2018	2/10/2018	5 days
Test the Waters Set up Page	2/1/2018	2/10/2018	10 Days
Media Production (TV, Radio, PR, Digital)	2/15/2018	3/15/2018	30 Days
Develop Logistics; Dashboard, Database Management, API Push Reporting, Intake scripts	2/5/2018	2/25/2018	20 days
Train; Call Center, Brokers-Dealers, QC, etc.	2/5/2018	2/25/2018	20 days
Align (TV, Radio, PR, Digital) Media outlets & Send out Media Traffic (On SEC Approval)	3/15/2018		Ongoing
Launch All Media, determine Proven CPA/CPC metrics to reach Campaign Raise Goal.	3/15/2018	4/15/2018	30 days
Phase 2: Roll into Phase 2 to reach Campaign Raise Goal	On SEC Approval		Ongoing
*Expected First Monies In	On SEC Approval		Ongoing
*Minimum Raise Goal Target in: $20million	On SEC Approval		TBD
*Raise Goal Target: up to $50million Reg A	On SEC Approval		TBD